Exhibit 1

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[LOGO] HAVAS

                                                Paris, November 13th 2003, 07h30

Press release

         o IMPROVEMENT IN ORGANIC GROWTH FOR THIRD QUARTER COMPARED TO FIRST HALF AND SECOND QUARTER 2003:-5.5% vs. -6.8% and -7.8%.

         o PROPOSAL TO BUY BACK PUT OF THE JANUARY 1st 2009 OCEANE, TO REDUCE REFINANCING NEEDS AT JANUARY 1st 2006

The Board of Directors of Havas(1), chaired by Alain de Pouzilhac, met on November 12th 2003 to review the business activity of Havas for the third quarter of 2003 and the first nine months of the year. It decided to propose to the holders of the (euro)450 million convertible bond (OCEANE) issued in May 2002 and maturing on January 1st 2009, to buy back their 1st January 2006 early repayment option (Put) for a cash payment of (euro)1.20 per share.

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I. BUSINESS AT SEPTEMBER 30th  2003
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1.    3rd Quarter 2003

Organic growth was -5.5%, an improvement on the first half (-6.8%), and in particular on the second quarter which was down -7.8%.

It is worth noting that, excluding the 50 companies identified as penalizing the Group, and which are either being integrated within EURO RSCG Worldwide and MPG, or sold or closed or reorganized, as part of the strategic reorganization announced on September 18th, the negative organic trend would be less than 2%.

These figures were achieved in market conditions which remained unpredictable in the third quarter, with positive trends in Asia-Pacific and the USA, in contrast to Europe, where the market remains difficult.

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(1)   Havas (Euronext Paris SA: HAV.PA; Nasdaq: HAVS)


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In this context, Havas' business in the third quarter of 2003 was characterized by:

      o Strong improvement in media activities everywhere, and in particular in the USA.
      o Increased revenue for the top 25 accounts, providing further confirmation of the validity of the Group's integrated communication strategy.
      o     A sound performance in Asia-Pacific.
      o An improvement in trends in France, Southern European, Eastern European and Latin American countries.
      o     Conversely, Northern Europe and the UK remain negative.
      o An inflexion in the trend for Marketing Services: the quarter is still negative but has improved compared to the two previous quarters, especially in the public relations and CRM businesses.
      o The USA in particular remains strongly affected by some Marketing Services businesses, and especially those which feature among the 50 companies penalizing the Group. Excluding these companies, the organic trend in the USA, although negative, would be less than 3% for the third quarter.
      o     The relative weakness of traditional advertising.

               Third Quarter 2003 breakdown by geographical region

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                                      3rd quarter 2003          Organic growth
                 ((euro)million)           Revenue            Q3 2003 / Q3 2002
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Europe                                       180                     -7.8%
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North America                                163                     -5.5%
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Latin America                                 14                    +16.4%
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Asia-Pacific                                  16                     +4.8%
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TOTAL                                        373                     -5.5%
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                     Third Quarter 2003 breakdown by sector

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                                      3rd quarter 2003          Organic growth
                 ((euro)million)           Revenue            Q3 2003 / Q3 2002
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Traditional advertising + Media              188                     -2.6%
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Marketing Services                           185                     -8.3%
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TOTAL                                        373                     -5.5%
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2.    9 month figures

Estimated revenue for the first nine months of 2003 represented (euro)1,209 million, compared to published revenue of (euro)1,472 million for the same period in 2002, down 17.9%, impacted in particular by the sharp fall in the dollar (-17%) and sterling (-9%) against the euro in the first nine months of 2003.

At constant exchange rates and on a comparable consolidation basis, organic growth was -6.4%.

As mentioned above, the 50 companies penalizing the Group represent approximately two thirds of the negative trend during the first nine months.

Billings for the first nine months of 2003 amounted to (euro)8,062 million and showed the same trend as revenue.

               First 9 months 2003 breakdown by geographical zone

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                                        9 months 2003           Organic growth
                 ((euro)million)           Revenue            9M 2003 / 9M 2002
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Europe                                       599                    -10.1%
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North America                                524                     -3.3%
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Latin America                                 38                     -0.2%
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Asia-Pacific                                  48                     +5.2%
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TOTAL                                       1,209                    -6.4%
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                     First 9 months 2003 breakdown by sector

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                                           Revenue             Organic growth
                 ((euro)million)        9 months 2003         9M 2003 / 9M 2002
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Traditional advertising + Media              607                    -2.0%
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Marketing Services                           602                   -10.5%
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TOTAL                                       1,209                   -6.4%
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3.    New Business

The Group recorded billings of (euro)1,445 million in Net New Business(2) in the first nine months, an increase of 22.3% at constant exchange rates. Havas was ranked 1st in Net New Business by Lehman Brothers(3) and Advertising Age(4) for September.

The third quarter was notable for some very significant account wins of major industry-leading brands, household names who have entrusted their communication to the Group's talents:

Media: Carrefour and France Telecom in Europe
Integrated Communications: Carrefour in France
Traditional Advertising: Coca-Cola  France.

This success continued in the month of October, with the account wins of Polaroid in global integrated communication and Travelocity.com, the online travel agency, in traditional advertising.

The main business wins in the third quarter were:

Integrated Communications:  Carrefour

In Traditional Advertising:

1.    Creation: Piper Heidsieck, Remy Martin (global), Justin Bridou (France),
                Anti smoking (UK), Acton Leather (USA)

2.    Media:    France Telecom (international coordination + 5 countries),
                Carrefour (Europe)

In Marketing Services:

1.    Marketing Communications:  COI-RU Thinking (UK), Hutchison (Australia)
                                 Bank of America, Road Runner, Absolut Consumer, Foxwoods Consumer, Ky Jelly, Jenny Craig (USA)

2.    Specialized communication: Zoclar Abbott (France), Fortis (USA)

Main losses in the third quarter were Yahoo! and Wilson Sporting Goods (USA).

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(2)   Net New Business reflects annual estimated advertising budgets won minus estimated annual advertising budgets lost.
(3) Lehman Brothers New Business Scorecard September 2003, published on October 14th 2003.
(4)   Advertising Age, November 3rd 2003.


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II. UPDATE ON STRATEGIC REORGANIZATION
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Implementation of the development and integration of Marketing Services companies within Euro RSCG and MPG is progressing satisfactorily, as is the cost reduction plan:

o Two thirds of the companies to be transferred from Arnold and half the companies from Specialized Services have already been integrated within EURO RSCG.
o One company sale has been concluded, and negotiations are underway for four others, two of which should be sold within the next few weeks.
o     Four companies have been closed in the UK, Ireland and the USA.
o     The redundancy plan is going ahead as expected.
o 75% of office space identified as being excess to requirements has been or will be vacated before the end of the year, which should enable the Group to achieve planned targets in terms of subletting.
o Estimates of the costs of the restructuring plan, as well as the savings and the cash impacts, are confirmed.

Management has been reinforced as intended, and its role is already operational both in Divisions such as EURO RSCG and in sectors such as New Business, Performance and Efficiency, and Knowledge Management. The creative sector has also been strengthened across all Divisions.

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III. PROPOSAL TO BUY BACK THE PUT FEATURE OF THE JANUARY 1st 2009 OCEANE
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Havas has decided to call a General Meeting of holders of its bonds convertible and/or exchangeable for new or existing Havas shares, bearing interest at 4%, issued in May 2002 and maturing on January 1st 2009, in order to offer them a cash payment of (euro)1.2 per bond payable in full on January 1st 2004, in exchange for a waiver of their option to cause Havas to redeem the bonds at par on January 1st 2006. The total payment offered by Havas comes to approximately
(euro)50 million.

This General Meeting will be held during the month of December 2003.

This initiative is part of the group's management of its debt maturities, and, more specifically, of its 2006 maturities. It is an important first step aimed at ensuring continued optimization of the debt maturity profile.

Should the bond holders approve the proposal, it will allow Havas to postpone with certainty to January 1st 2009 the final maturity of this (euro)450 million convertible bond, thereby significantly improving the group's financial flexibility. The transaction should not be dilutive from 2004, with the non-recurring impact on earnings and cash to be recognized in full in 2003, a year of transition for the group.

This transaction will limit the 2006 maturities to the 1% OCEANE 2006 for an amount of (euro)666 million (including redemption premium), which should be considered in the light of the Group's available cash and potential for generating free cashflow over the period.


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This transaction could be followed at a later date by other initiatives in an environment enhanced by the Group's growth prospects which should result from the strategic reorganization plan announced the 18th September 2003.

Commenting on these points, Havas Chairman and CEO Alain de Pouzilhac stated:
"The third quarter has seen the initial implementation of Havas' strategic reorganization plan, the goal of which is to revitalize our revenues and profits from 2004.

Thanks to a combination of the strategic reorganization, positive trends in New Business recorded this summer, and the offer to buy back the Put of the OCEANE maturing in 2009, Havas is confident in its goal of winning back market share.

Internally, we are all more determined than ever to put the Group back among the leaders in our industry."

                                   About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global communications group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 75 countries through its networks of agencies located in 47 countries and contractual affiliations with agencies in 28 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 16,500 people.

Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Note: Except where otherwise indicated, EBIT as used in this press release means earnings before interest, taxes and goodwill amortization but after associates and exceptional items.


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Contacts:

Communications:        Simon Gillham
                       Tel: +33 (0)1 58 47 90 40
                       simon.gillham@havas.com

Investor Relations:    Virginia Jeanson
                       Tel: +33 (0)1 58 47 91 34
                       virginia.jeanson@havas.com

                       Catherine Francois
                       Tel: +33 (0)1 58 47 91 35
                       catherine.francois@havas.com

Havas, 2 allee de Longchamp, 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B